Exhibit 99.3

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,203,261	14.11	14.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,203,261	14.11	14.11

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	5,026,792	2.43	2.43

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	5,026,792	2.43	2.43

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12,04	12,04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12,04	12,04

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,449,332	4.08	4.08

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Brascan	Sell	05/29/2008	13,300	53.2263	707,901.00
Share	Common	Brascan	Sell	05/30/2008	60,000	52.8805	3,172,830.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,376,032	4.05	4.05

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,826,407	1.85	1.85

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	BES Securities	Sell	05.07.08	84,100	48.09	4,058,676
Share	Common	BES Securities	Sell	05.08.08	81,200	47.04	3,819,971
Share	Common	BES Securities	Sell	05.09.08	48,000	46.62	2,237,575
Share	Common	Brascan	Sell	05.12.08	157,800	47.69	7,525,355
Share	Common	Brascan	Sell	05.13.08	107,000	47.97	5,132,546
Share	Common	BES Securities	Sell	05.19.08	21,200	49.34	1,045,948
Share	Common	BES Securities	Sell	05.20.08	41,700	48.73	2,032,095
Share	Common	Bradesco	Sell	05.26.08	96,400	48.67	4,691,982
Share	Common	BES Securities	Sell	05.27.08	195,100	49.34	9,626,199

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,993,607	1.45	1.45

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Maurício Novis Botelho	General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,666,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,666,310	4.67	4.67

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Rami Naum Goldfajn	General Taxpayers’ Register: 942.673.597-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,666,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,666,310	4.67	4.67

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On May 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	79,125,377	38.23	38.23

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	BES Securities	Sell	05.07.08	84,100	48.09	4,058,676
Share	Common	BES Securities	Sell	05.08.08	81,200	47.04	3,819,971
Share	Common	BES Securities	Sell	05.09.08	48,000	46.62	2,237,575
Share	Common	Brascan	Sell	05.12.08	157,800	47.69	7,525,355
Share	Common	Brascan	Sell	05.13.08	107,000	47.97	5,132,546
Share	Common	BES Securities	Sell	05.19.08	21,200	49.34	1,045,948
Share	Common	BES Securities	Sell	05.20.08	41,700	48.73	2,032,095
Share	Common	Bradesco	Sell	05.26.08	96,400	48.67	4,691,982
Share	Common	BES Securities	Sell	05.27.08	195,100	49.34	9,626,199
Share

Common

		Brascan	Sell	05/29/2008	13,300	53.2263	707,901.00
Share

Common

		Brascan	Sell	05/30/2008	60,000	52.8805	3,172,830.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	78,219,277	37.79	37.79